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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #10/03 ISSUED ON MARCH 18, 2003

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
Form 20-F ☐    Form 40-F ☒

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐    No ☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

Documents index

1.
Press Release issued on March 18, 2003 (#10/03)

March 18, 2003	10/03
For immediate release	Page 1 of 2

QUEBECOR WORLD ANNOUNCES RESIGNATION OF MICHEL DESBIENS
JEAN NEVEU APPOINTED INTERIM CEO

Montreal, Canada — Quebecor World Inc. announces that Michel Desbiens has resigned as President and CEO for personal reasons. Jean Neveu will replace him on an interim basis, effective immediately. Mr. Neveu has a long and successful history with the Company having served as President and CEO from 1989 until 1997 and as Chairman of the Board from 1989 until 2002.

Mr. Desbiens joined Quebecor World as CEO of International Operations in November, 2002. He was appointed President and CEO of Quebecor World Inc. in February of this year. "I was very pleased to take on this responsibility and looked forward to contributing to the future success of the world's largest commercial printer," said Mr. Desbiens. "However in recent weeks certain family issues have come to light that make it impossible for me to provide the required level of focus in this role."

The Right Honourable Brian Mulroney, Chairman of the Board of Quebecor World Inc. commented, "I want to thank Michel for his contributions to the Company during the last several months and although we would have preferred that he continue with us we understand that this decision is best for him and his family."

Mr. Neveu has more than 30 years of experience in the printing and media industry and was one of the main forces behind the development of Quebecor World. As a former CEO and Chairman of the Board, Mr. Neveu has been involved in all of the Company's major decisions during the last decade. He will serve on an interim basis until a new CEO is chosen.

"I am pleased that Jean has chosen to accept this position," said Mr. Mulroney. "His knowledge of the Company and the industry will be invaluable."

For immediate release	Page 2 of 2

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 39,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information, please contact:

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Corporate Finance and	Quebecor World Inc.
Investor Relations	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118
(800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: March 18, 2003

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QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
QUEBECOR WORLD ANNOUNCES RESIGNATION OF MICHEL DESBIENS JEAN NEVEU APPOINTED INTERIM CEO
SIGNATURES